EXHIBIT 99.1

Brookfield to Host Investor Day on September 10, 2025

BROOKFIELD, NEWS, Sept. 09, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) and Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) announced that they will host their Investor Day on Wednesday, September 10, 2025 in New York.

Brookfield Asset Management’s event will run from 1:00 p.m. (ET) until 3:00 p.m. (ET). Brookfield Corporation’s event will run from 3:30 p.m. (ET) to 5:30 p.m. (ET).

The live webcast, along with copies of the presentations, can be accessed by all interested parties through https://brookfieldinvestorday.cventevents.com/x0xzoG.

Please register for the webcast at least 15 minutes prior to the start of the event to download any necessary software. For those unable to view the event live, a replay will be available on its website shortly after the event.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management across infrastructure, renewable power and transition, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at www.bam.brookfield.com or contact:

Media	Investor Relations
Simon Maine	Jason Fooks
Tel: +44 739 890 9278	Tel: (212) 417-2442
Email: simon.maine@brookfield.com	Email: jason.fooks@brookfield.com

For more information, please visit our website at www.bn.brookfield.com or contact:

Media	Investor Relations
Kerrie McHugh	Katie Battaglia
Tel: (212) 618-3469	Tel: (416) 359-8544
Email: kerrie.mchugh@brookfield.com	Email: katie.battaglia@brookfield.com